Exhibit (d)(i)(d)

ZACKS TRUST

INVESTMENT ADVISORY AGREEMENT

AMENDED AND RESTATED APPENDIX A

FUNDS OF THE TRUST

NAME OF FUND	ANNUAL ADVISORY FEE AS A % OF AVERAGE NET ASSETS OF THE FUND
Zacks Earnings Consistent Portfolio ETF	0.44%
Zacks All-Cap Core Fund,	0.80%
Zacks Small-Cap Core Fund	0.90%
Zacks Dividend Fund	0.80%
Zacks Small/Mid Cap ETF	0.44%
Zacks Focus Growth ETF	0.44%
Zacks Quality International ETF	0.44%

IN WITNESS WHEREOF, the parties have caused this Amended and Restated Appendix A to be signed by their respective officers thereunto duly authorized as of the 18th day of August 2025.

ZACKS TRUST

By: ____________________

Name: Mitch Zacks

Title: Trustee

ZACKS INVESTMENT MANAGEMENT, INC.

By: ____________________

Name: Mitch Zacks

Title: President and Chief Executive Officer